

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via E-mail
Cary Valerio
President
Galt Petroleum, Inc.
175 South Main St., 15th Floor
Salt Lake City, UT 84111

   Re: **Galt Petroleum, Inc.**
      Amendment No. 4 to Registration Statement on Form S-1
      Filed January 22, 2013
      File No. 333-182600

Dear Mr. Valerio:

  We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

Use of Proceeds, page 18

1. We note your reference in your Use of Proceeds table to development of existing wells and development of additional wells, and we also note your statement at page 23, "As funds permit, Galt plans to first bring 16 more of its existing wells to production status and then to invest in additional leases with mature wells." Please expand your disclosures to discuss these plans in more detail. Please also disclose your proposed timetable for such plans.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Laura Nicholson, Staff Attorney at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: David M. Rees
        Vincent & Rees, L.C.